    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 13, 2000

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------

                               QUOKKA SPORTS, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                               7999                           94-3250045
 (State or other jurisdiction of       (Primary standard industrial            (I.R.S. employer
 incorporation or organization)        classification code number)           identification no.)

                                 ---------------

                        525 BRANNAN STREET, GROUND FLOOR
                             SAN FRANCISCO, CA 94107
                                 (415) 908-3800
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 ---------------

                                  ALAN RAMADAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               QUOKKA SPORTS, INC.
                        525 BRANNAN STREET, GROUND FLOOR
                             SAN FRANCISCO, CA 94107
                                 (415) 908-3800
      (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                 ---------------

                                   COPIES TO:

                  KENNETH GUERNSEY                                       DANIEL CLIVNER
                    ISOBEL JONES                                       RICHARD CAPELOUTO
                     STEVE DAETZ                                   SIMPSON THACHER & BARTLETT
                    JASON THRONE                                3373 HILLVIEW AVENUE, SUITE 250
                 COOLEY GODWARD LLP                               PALO ALTO, CALIFORNIA 94304
           ONE MARITIME PLAZA, 20TH FLOOR                                (650) 251-5000
           SAN FRANCISCO, CALIFORNIA 94111
                   (415) 693-2000

                                 ---------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   from time to time after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                           ---------------------------

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------------
  TITLE OF CLASS OF                                                PROPOSED MAXIMUM
      SECURITIES           AMOUNT TO BE       PROPOSED MAXIMUM    AGGREGATE OFFERING        AMOUNT OF
   TO BE REGISTERED         REGISTERED        OFFERING PRICE(1)        PRICE (1)         REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.0001 per share       34,198,758 shares(2)   $2.84375           $97,252,718            $25,675
---------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices of our common stock as reported on the Nasdaq National Market on October 10, 2000.

(2) Pursuant to Rule 416 of the Securities Act, this registration statement also covers such indeterminable number of additional shares of common stock as may become issuable as a result of stock splits, stock dividends or similar transactions. This registration statement does not cover an indeterminate number of shares due to floating conversion prices.

WE HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL WE SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED OCTOBER   , 2000


PROSPECTUS


                               QUOKKA SPORTS, INC.


                                34,198,758 SHARES


                                  COMMON STOCK


THE SELLING STOCKHOLDERS: The selling stockholders identified in this prospectus are selling up to 34,198,758 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

OFFERING PRICE:           The selling stockholders may sell the shares of common
                          stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 22.

TRADING MARKET:           Our common stock is listed on the Nasdaq National
                          Market under the symbol "QKKA". On October 12, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $3.3125.

RISKS: INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                                 ---------------

The shares of Quokka common stock offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                                 ---------------

                THE DATE OF THIS PROSPECTUS IS OCTOBER   , 2000


                                        TABLE OF CONTENTS

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
                                         PAGE                                               PAGE
                                         ----                                               ----
Special Note on Forward-Looking                    Plan of Distribution....................  22
Statements..............................   2       Description of Capital Stock............  23
Prospectus Summary......................   3       Where You Can Find More Information.....  27
Risk Factors............................   4       Incorporation by Reference..............  27
Use of Proceeds.........................  19       Legal Matters...........................  28
Selling Stockholders....................  20       Experts.................................  28

                              --------------------

      No dealer, sales person or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is accurate as of the date on the cover.

                              --------------------

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

      All statements included or incorporated by reference in this prospectus other than statements of historical fact are forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of forward-looking statements include statements regarding our future financial results, operating results, audience growth, product successes, business strategies, projected costs, future products, competitive position and plans and objectives of management for future operations. In some cases, you can identify forward-looking statements by words such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue", or the negative of these or other comparable words. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties and other important factors that could cause actual results to differ materially from expectations contemplated by forward-looking statements made in this prospectus. The sections captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Business" and "Risk Factors" in our annual report on Form 10-K for the year ended December 31, 1999 and the similarly captioned sections in the documents identified under the caption "Incorporation by Reference" describe or will describe some, but not necessarily all, of the factors that could cause these differences. We urge you to read those sections carefully. Except as may be required by law, we undertake no obligation to publicly update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.


                                       2.

                               PROSPECTUS SUMMARY

OUR BUSINESS

      OVERVIEW

      The following is a summary of our business. This summary highlights selected information from this prospectus and does not contain all the information that may be important to you. You should read this prospectus carefully. You should also carefully read the section entitled "Risk Factors" in this prospectus and the documents identified under the caption "Incorporation by Reference" in this prospectus.

      We are a leading provider of sports entertainment for the digital world. Our web site currently covers motor racing, sailing, action sports such as skiing, climbing, hiking, snowboarding, adventure racing and mountain biking, and key Olympic summer sports along with specific sporting events like the biennial Olympic Games, the America's Cup yacht match, Fed Ex Championship Auto Racing Series and the Moto Grand Prix championship. We offer live event coverage, race viewers, news and information, analysis, audio and text dispatches, and content created by fans as well as the ability to purchase premium content and products and services. We seek to generate revenues from sponsorship and advertising from business customers, content syndication from media companies, and sales of content, sports memorabilia, merchandise and services from consumers.

      In August 1996, we adopted our current business model and incorporated in Delaware under the name Quokka Productions, Inc. Shortly thereafter, in September 1996, we changed our name to Quokka Sports, Inc. Prior to August 1996, we operated as an Australian software development and consulting company, Ozware Developments Unit Trust, an Australian unit trust. Our principal executive offices are located at 525 Brannan Street, Ground Floor, San Francisco, California, 94107 and our telephone number is (415) 908-3800.

      THE PRIVATE PLACEMENT

      On September 15, 2000, we closed a private placement in which we issued 7.0% convertible subordinated promissory notes in an aggregate face amount of $77.4 million to institutional and other accredited investors and also issued warrants to purchase an aggregate of 2,805,750 shares of common stock to the noteholders. In connection with the private placement, we agreed to file a registration statement on Form S-3 with the SEC within 35 days of September 15, 2000 to allow the re-sale by the noteholders of the common stock underlying the notes and warrants we issued. This prospectus is a part of the registration statement on Form S-3 we agreed to file.

      In order to comply with the rules and regulations of the Nasdaq Stock Market on which our common stock trades and to enable the full conversion of the notes and the full exercise of the warrants, we will ask our stockholders to approve the issuance of the common stock upon conversion of the notes and exercise of the warrants. Until stockholder approval is obtained, each noteholder is contractually restricted from converting its notes and exercising its warrants into more than its pro rata share of 19.99% of the 46,383,304 shares of our common stock that were outstanding on September 15, 2000. We anticipate obtaining stockholder approval by November 15, 2000.

                                       3.

                                  RISK FACTORS

You should carefully consider the risks described below, as well as the risks identified in our other filings with the SEC, before acquiring our common stock upon conversion of outstanding notes and exercise of warrants. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

WE HAVE A HISTORY OF OPERATING LOSSES, EXPECT TO INCUR LOSSES FOR AT LEAST THE NEXT EIGHT QUARTERS AND MAY BE UNABLE TO ACHIEVE OR SUSTAIN PROFITABILITY OR GENERAL POSITIVE CASH FLOW.

      We expect to incur losses for at least the next eight quarters, largely due to substantial planned increases in marketing expenses and expenses associated with our digital sports entertainment programming. We may be unable to generate sufficient revenues or control operating expenses to achieve or sustain profitability or generate positive cash flow. We adopted our current business model in August 1996 and began generating revenues in connection with this model during the first quarter of 1997. As of June 30, 2000, we had an accumulated deficit of $112.7 million. Our net operating losses were $39.8 million for the six months ended June 30, 2000, $56.9 million for the year ended December 31, 1999 and $9.5 million for the year ended December 31, 1998. Cash used in operating activities was $34.0 million for the six months ended June 30, 2000, $48.3 million for the year ended December 31, 1999 and $10.9 million for the year ended December 31, 1998.

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE OUR BUSINESS AND PROSPECTS.

      Our limited operating history makes it difficult to evaluate our business and prospects. As a digital sports entertainment company in an early stage of development, we face significant risks, uncertainties, expenses and difficulties. In order to succeed, we must do most, if not all, of the following:

      -     develop programming to attract and retain our audience;

      -     secure and retain additional sponsors and advertisers;

      -     retain existing sponsors and advertisers;

      - acquire rights on commercially feasible terms to cover additional sporting events;

      -     acquire and integrate other media and technology companies;

      -     develop, enhance and carefully manage our brand;

      - deliver multiple programming events simultaneously to one or more global distribution networks;

      -     promote our name in the sports and media markets;

      -     respond appropriately to competitive developments;

      -     develop and implement a successful electronic commerce strategy;

      -     develop a successful line of product merchandise;

      -     secure additional distribution systems for our content;

      - continue to develop and improve our know-how, to enhance our web sites to meet the needs of a changing market and to adapt to changing technology;

      -     successfully execute our business and marketing strategies; and

                                       4.

      -     attract, integrate, retain and motivate qualified personnel.

      Our business operations and revenues will suffer if we are unable to accomplish these things.

OUR QUARTERLY OPERATING RESULTS ARE EXPECTED TO FLUCTUATE AND OUR FAILURE TO MEET EARNINGS ESTIMATES COULD CAUSE OUR STOCK PRICE TO SUFFER.

      Our quarterly operating results have varied in the past, and we expect them to fluctuate in future periods. For example, our revenues for the quarter ended June 30, 2000 were $12.6 million compared to revenues of $2.6 million for the quarter ended June 30, 1999 and revenues of $9.5 million for the prior quarter ended March 31, 2000. These fluctuations depend on a number of factors described below and elsewhere in this "Risk Factors" section of this document, many of which are outside our control. We may be unable to predict our future revenues accurately or adjust spending in a timely manner to compensate for any unexpected revenue shortfall. In particular, because digital entertainment sponsorships have a lengthy sales cycle, it is difficult to predict when new sponsorship agreements will be completed and, consequently, when revenue from new agreements will first be recognized. Any significant shortfall of revenues would have a negative impact on our results of operations.

      For these and other reasons, we may not meet the earnings estimates of securities analysts or investors and our stock price could suffer. Our revenues in any quarter depend on the sports programming we offer, the sponsorship arrangements we have in place at that time and finalize during the quarter and, to a lesser extent, the advertising, content syndication and consumer revenue transactions we execute. We expect that our consumer revenues will be higher leading up to and during our major sports programming. It is likely that sponsorship deals will have a long sales cycle and may be unevenly distributed across fiscal quarters. We expect our expenses to increase over time for production and other operational costs. The timing of these expenses, as well as our obligations under existing and future contracts, could fluctuate from quarter to quarter and intensify leading up to and during significant sporting events such as the Olympic Games.

WE NEED TO ACQUIRE RIGHTS TO KEY SPORTING EVENTS TO DEVELOP MORE PROGRAMMING AND GROW OUR BUSINESS, BUT THE COST AND COMPETITION FOR THESE RIGHTS COULD PREVENT US FROM DOING SO.

      We need to acquire rights to key sporting events to succeed. If we are unable to acquire these rights, our ability to broaden our programming and grow our business will be limited. Our limited operating history makes it difficult to assess our ability to acquire rights in the future. Holders of rights may not be willing to enter into strategic relationships with us or sell rights to us at prices we can afford, or at all. We expect the cost of acquiring rights to increase significantly as competition for these rights increases. We may not be successful in acquiring the rights we need, especially if third parties, such as traditional media companies, which have significantly greater resources, experience and bargaining leverage than we do, compete for those rights.

WE DEPEND ON A SMALL NUMBER OF SPONSORS, THE LOSS OF WHICH COULD HARM OUR REVENUES.

      To date, we have depended on a limited number of sponsors for a majority of our revenues. As of June 30, 2000, two sponsors accounted for 38% of our revenues. In 1999, three sponsors accounted for 65% of our revenues. In 1998, two sponsors accounted for 68% of our revenues. We anticipate that our results of operations will continue to depend, to a significant extent, upon revenues from a small number of digital entertainment sponsors. The loss of one or more sponsors could negatively affect our business. Although we seek to enter into multi-year agreements with sponsors, we cannot guarantee that these sponsors will maintain their association with us. Certain of our sponsors have the right to terminate our agreement with them if they are dissatisfied with our performance, and certain digital entertainment sponsors have the right to terminate our agreements after a specified period of time as set forth in the applicable contract. The termination of any sponsorship agreement could materially affect our sponsorship revenue backlog, and our business and financial results would suffer. For example, we recently agreed with Compaq Computer Corporation to terminate its sponsorship agreement with us at the end of 2000. If we are unable to obtain additional sponsors to replace the revenue forecasted for 2001 and 2002 under the Compaq digital entertainment partnership agreement, our financial results would be adversely affected.

A DISASTER OR MALFUNCTION THAT DISABLES OUR COMPUTER SYSTEMS COULD HARM OUR WEB SITES AND REDUCE THE APPEAL OF OUR PROGRAMMING.

                                       5.

      Substantially all of our communications hardware and computer hardware operations are located in our facilities in San Francisco, California and at Intel Online Services in Santa Clara, California and Frontier Global Center in Sunnyvale, California, where our web sites are hosted. Our Olympics web site is hosted by IBM at their facilities located in Redwood City, California, Bethesda, Maryland and Schaumburg, Illinois. Our operations depend on our ability to protect these systems against damage from fire, earthquakes, power loss, telecommunications failures, break-ins and similar events. Additionally, computer viruses, electronic break-ins or other similar disruptive problems could harm our web sites. A disaster or malfunction that disables either our San Francisco production facility or any of our hosting services facilities could cause an interruption in the production and distribution of our programming, limit the quantity or timeliness of updates to our productions or limit the speed at which our audience can access our content. Any of these occurrences could reduce the appeal of our programming. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems. We do not have a formally documented disaster recovery plan for major disasters.

      Our web sites have experienced significant increases in traffic during coverage of some sporting events. As we deliver additional programming, we expect our audience base to increase significantly. This will require our web sites to accommodate a high volume of traffic and deliver frequently updated information. Failure of our systems to accommodate higher volumes of traffic could reduce the performance and appeal of our web sites and harm our results of operations. For example, on some weekends during which we were covering multiple motor sports events, our servers have suffered service disruptions. Additionally, our web sites in the past have experienced slower response times or other problems for a variety of reasons, including delays or malfunctions as a result of third-party distributors on which we rely. Interruptions and malfunctions related to the access to our web sites could materially damage our relationships with our audience and rightsholders, and our business could suffer.

OUR BRAND MAY NOT ACHIEVE THE BROAD RECOGNITION NECESSARY TO SUCCEED.

      We believe that broad recognition and a favorable audience perception of the Quokka brand will be essential to our success. If our brand does not achieve favorable broad recognition, our success will be limited. We intend to build traffic and brand recognition by aggressively marketing the Quokka Sports Network brand as well as the brands of individual sport verticals within our network. We plan to continue to market each of these brands through extensive traditional media campaigns employing advertising on television, printed publications, outdoor signage and radio. We also plan to continue to conduct a simultaneous online advertising campaign and to seek exposure through our co-branded initiatives. During the three months ended June 30, 2000, we spent $3.9 million for advertising and $7.7 million for the year ended December 31, 1999. We expect to significantly increase our advertising expenses in future periods as we build the Quokka brands and awareness of our properties in our network. We may lack the resources necessary to accomplish these initiatives. Even if the resources are available, we cannot be certain that our multi-brand enhancement strategy will deliver the brand recognition and favorable audience perception that we seek for any of our brands. If our strategy is unsuccessful, these expenses may never be recovered and we may be unable to increase future revenues. Even if we achieve greater recognition of our brands, competitors with greater resources or a more recognizable brand could reduce our market share of the emerging digital sports entertainment market.

THE LOSS OF ANY STRATEGIC RELATIONSHIPS WITH MEDIA ENTITIES AND SPORTS GOVERNING BODIES COULD NEGATIVELY IMPACT THE BREADTH OF OUR SPORTS PROGRAMMING AND OUR ABILITY TO ACQUIRE ADDITIONAL RIGHTS TO COVER SPORTS OR SECURE SPONSORSHIPS.

      We depend on agreements with certain established media entities and sports governing bodies, such as NBC Olympics, Inc. and Championship Auto Racing Teams, Inc. The loss of any of these strategic relationships could impact the breadth of our sports programming and affect our ability to acquire additional rights or secure sponsorships. Our agreements with these parties enable development of certain Olympic and motor sports programming. Additionally, these strategic relationships, among others, provide us with credibility in the marketplace to negotiate sponsorships and acquire rights to cover additional sports. While these strategic relationships are grounded in contractual agreements, these parties can terminate the agreements for various reasons, including contractual breaches and a change in control of our company. For example, NBC Olympics, Inc. can terminate its strategic relationship with us if a competitor of NBC acquires us. We cannot guarantee that our strategic partners will perform their contractual obligations. Even if the contracts run for the full term, we may not be able to renew the agreements on comparable terms, if at all. Recently, we amended our agreement with Dorna Promocion del Deporte, S.A. to expire at the end of December 2000. If we are unable to conclude an agreement with Dorna to extend our rights beyond 2000, the breadth of the programming on the Quokka Sports Network may suffer.

                                       6.

OUR COMPETITIVE POSITION IN THE DIGITAL SPORTS ENTERTAINMENT INDUSTRY COULD DECLINE IF WE ARE UNABLE TO ACQUIRE BUSINESSES OR TECHNOLOGY THAT ARE STRATEGIC FOR OUR SUCCESS OR IF WE FAIL TO SUCCESSFULLY INTEGRATE ANY ACQUISITIONS WITH OUR CURRENT BUSINESS.

      If appropriate opportunities arise, we intend to acquire businesses, technologies, services or products that we believe are strategic for our success. For example, we recently acquired a majority of the ownership interests in Golf.com, L.L.C. We also recently signed an agreement to acquire all of the capital interests of Total Sports Inc. We may be unable to complete the Total Sports transaction if any of the conditions set forth in that agreement, such as the approval of that transaction by Quokka's stockholders, are not met. The digital sports entertainment industry is new, highly competitive and rapidly changing. We believe these industry dynamics could result in a high level of acquisition activity as companies seek to gain competitive advantage. Competitive forces could require us to acquire companies or technology. Our competitive position in the industry could decline if we are unable to acquire businesses or technology that are strategic for our success or if we fail to successfully integrate any acquisitions with our current business. We may be unable to identify, negotiate or finance future acquisitions successfully, or to integrate successfully any acquisitions with our current business. The process of integrating an acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures, including the allocation of significant management time and company resources that would otherwise be available for ongoing development of our business. Moreover, the anticipated benefits of any acquisition may not be realized. See also "--Risks Related to the Merger with Total Sports" for a description of the risks involved in integrating Quokka and Total Sports.

FAILURE BY THIRD PARTIES ON WHOM WE DEPEND FOR INTERNET ACCESS, DELIVERY OF OUR PROGRAMMING AND GENERATION OF MULTIPLE REVENUE STREAMS COULD HARM OUR OPERATIONS AND REVENUES.

      Our audience depends on Internet service providers, online service providers and other web site operators for access to our web sites. Many of them have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Access by our audience outside the United States could also be delayed or interrupted due to the uncertainty of the telecommunications infrastructure in foreign countries.

      We depend on various domestic and international third parties for software, systems and delivery of much of our programming. Many of these third parties have limited operating histories, early generation technology and are themselves dependent on reliable delivery from others. Any delays or malfunctions in the distribution of our content would limit our ability to deliver our programming. We also depend on IBM, Intel Online Services and Frontier GlobalCenter, each of which hosts some of our web sites. From time to time, service of our servers at the Frontier GlobalCenter hosting facility has been temporarily disabled or has malfunctioned, and access to our web sites was limited or eliminated. Our history with the IBM and Intel Online Services facilities is very short and we cannot be certain that similar problems will be avoided at these other facilities.

      Our plans to generate multiple revenue streams also depend on third parties. In particular, we depend on encryption technology provided by others to enable secure consumer revenue transactions. In addition, our ability to obtain sponsorship and advertising interest will depend on whether third parties we hire can generate meaningful and accurate data to measure the demographics of our audience and the delivery of advertisements on our web sites. Companies may choose not to advertise on our web sites or may pay less if they do not perceive these measurements made by third parties to be reliable. Also, our ability to generate content syndication revenue depends on whether other media companies value our content and are willing to pay for that content.

OUR LIMITED EXPERIENCE DEVELOPING AND COORDINATING A COMPREHENSIVE PROGRAMMING SCHEDULE COULD RESULT IN DELAYS OR SETBACKS THAT REDUCE THE APPEAL OF OUR WEB SITES.

      We have limited experience developing and coordinating a comprehensive programming schedule and may experience delays or setbacks that reduce the appeal of our web sites. The programming we have developed in the past required significantly fewer resources and technical skills than the major sports programming we are scheduled to produce, including the Olympic Games. Our programming may not keep pace with technological developments, evolving industry standards or competing programming alternatives. We have only recently begun to develop multiple large-scale programming events simultaneously and may lack the financial and technical resources to develop effectively content for multiple simultaneous sporting events. Even if the resources are available, we may be unable to coordinate a comprehensive programming schedule. To be successful, we will need to staff and operate


                                       7.

24-hour production facilities that are capable of collecting, repackaging and distributing digital coverage to a global audience. In addition, the size and scope of the 2000 Olympics in Sydney, Australia will require us to devote a substantial amount of our resources to that programming. We may be unable to effectively cover our other properties during our Olympics coverage and our operating results may be adversely affected.

OUR SPONSORSHIP MODEL IS UNPROVEN AND OUR REVENUES AND RESULTS OF OPERATIONS WILL SUFFER IF WE ARE UNABLE TO MAINTAIN OUR EXISTING SPONSORS AND SECURE ADDITIONAL SPONSORSHIPS.

      Our revenues and results of operations will suffer if we are unable to maintain our existing sponsors and secure additional sponsors. Our revenue model is primarily based on securing long-term digital entertainment sponsorships that provide each sponsor with the right to be named as the exclusive sponsor of our network within a particular industry category. We have limited experience with this sponsorship model. Prospective sponsors may not be interested in entering into these digital entertainment sponsorships at the rates we set, if at all.

      Additionally, our sponsorship agreements typically require the delivery of a specified number of brand impressions, which refers to the number of times the sponsor's brand appears on a user's screen while the user is connected to our web sites. Our fulfillment of these commitments assumes that we will be able to deliver these brand impressions on sports programming that we acquire or create. Owners of rights to sporting events often have pre-arranged sponsor lists they require us to honor. Pre-existing sponsorship relationships may prevent us from meeting the minimum commitments we have to our exclusive digital entertainment sponsors and other sponsors and advertisers, and could cause us to allocate impressions to our sponsors that were otherwise available for additional revenue generating purposes. These pre-existing sponsorship relationships could also negatively affect our business by limiting our ability to attract new sponsors. We might acquire or create additional programming that would allow us to provide our sponsors with sufficient brand impressions for which we would incur additional expenses.

OUR SPONSORSHIP MODEL COULD PREVENT US FROM ACQUIRING CRITICAL TECHNOLOGY, WHICH COULD AFFECT THE QUALITY OF OUR PROGRAMMING.

      As a significant feature of some of our sponsorships we offer the exclusive right to be the sole sponsor of a sponsorship category, such as computing, database software, web site hosting, digital distribution, consumer electronics or wireless communications. While we expect this exclusivity feature to be central to our marketing strategy for securing and retaining these particular sponsorships, it may bind us to undesirable sponsorship arrangements and limit our ability to acquire technology we may otherwise want or need. Exclusive sponsors acquire multi-year rights to a sponsorship category and sometimes provide us with equipment or technical expertise to enable us to develop and distribute our programming. We are limited in our ability to terminate an existing sponsor relationship if a sponsor fails to provide us with necessary equipment and expertise, or is otherwise less desirable than a prospective sponsor in the same sponsorship category. An existing sponsor also may prevent us from acquiring desirable technology from competitors of the sponsor, which could harm our programming.

OUR PROGRAMMING AND OPERATIONS WILL SUFFER IF WE ARE UNABLE TO ADAPT IN A TIMELY MANNER TO TECHNOLOGICAL DEVELOPMENTS, EVOLVING INDUSTRY STANDARDS, CHANGING MARKET CONDITIONS OR CUSTOMER REQUIREMENTS.

      The market for digital sports programming is characterized by rapid technological change. To be successful, we must adapt to this rapidly changing market by continually improving the features we offer and developing new features. Our programming and operations will suffer if we are unable to adapt in a timely manner in response to technological developments, evolving industry standards, changing market conditions or customer requirements. We may not maintain our competitive position in the digital sports entertainment market for a number of reasons, including the following:

      - our technology infrastructure may not provide high-quality, reliable programming or adequately scale to support multiple simultaneous events;

      - we may be unable to afford substantial expenditures to adapt our service to changing technologies;

      - we may be unable to license leading technologies or develop new proprietary technologies; and

      - we may fail to use new technologies effectively or adapt to technological changes.

                                       8.

OUR BUSINESS IS SUBJECT TO MANY RISKS ASSOCIATED WITH WORLDWIDE SPORTS COVERAGE AND OTHER INTERNATIONAL ACTIVITIES, WHICH COULD PREVENT OR DELAY OUR COVERAGE OR CAUSE US TO INCUR ADDITIONAL EXPENSES.

      Our coverage of sports events, particularly adventure sports, is not limited geographically and is therefore subject to many risks associated with worldwide sports event coverage and other international activities that could prevent or delay our coverage. We have developed, and expect to continue to develop, programming covering sporting events throughout the world and across the oceans. For example, our coverage of yachting races and of adventure sports, such as mountaineering in the Karakoram range in China, expeditions to Mount Everest and treks across deserts in Morocco, require us to traverse international borders. Coverage of these events requires that we deploy production staff to locations throughout the world. Additionally, we expect to maintain offices in several foreign countries, including Great Britain and Australia. As a result, we are subject to numerous risks associated with doing business internationally, including the following:

      - regulatory requirements, including export requirements, tariffs and other barriers, health and safety requirements and labor and immigration laws;

      -     difficulties in staffing and managing foreign operations;

      - differences in reliability of telecommunications infrastructure and Internet access;

      -     varying technological standards and capabilities;

      -     differences in standards of protection for intellectual property;

      -     political instability;

      -     hostile action against event participants or our employees;

      -     currency fluctuations;

      -     potentially adverse tax consequences; and

      - restrictions against the repatriation of earnings from a foreign country.

      Additionally, regional events that we choose to cover may fail to attract a global audience. In that case, we would incur the significant expenses inherent in the coverage of an international event without achieving the audience exposure we have committed or may commit to provide to our sponsors.

OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO EFFECTIVELY MANAGE OUR GROWTH.

      We are experiencing a period of significant expansion. We had 382 employees at June 30, 2000, compared to 284 employees at December 31, 1999 and 118 employees at December 31, 1998. This growth is placing, and we expect any further growth to continue to place, a significant strain on our management, operational and financial resources. This will require us to implement additional management information systems and to develop additional operating, administrative, financial and accounting systems and controls. If we are unable to develop these systems and manage our growth effectively, our business will not operate efficiently and our results of operations could be negatively affected.

IF WE FAIL TO ATTRACT AND RETAIN KEY PERSONNEL WE WILL BE UNABLE TO EXECUTE OUR BUSINESS STRATEGY.

      Our success will depend on the continued services of our senior management and other key personnel, as well as our ability to attract, train, retain and motivate other highly skilled technical, managerial, marketing and customer service personnel. The loss of the services of any of our executive officers, particularly Alan Ramadan, our president and chief executive officer, or other key employees could prevent us from executing our business strategy. Competition for these personnel is intense, and we may not be able to successfully attract, integrate or retain sufficiently qualified personnel. Our anticipated programming schedule in the near future will require that we attract


                                       9.

and retain personnel who are skilled in production, computer and other technical fields. Skilled technical personnel are in high demand and have multiple employment opportunities, especially in the San Francisco Bay Area, where our headquarters are located. As a matter of practice, we do not generally enter into employment agreements with our employees.

DELAYS IN THE ACCESSIBILITY OR GROWTH OF DIGITAL MEDIA NETWORKS COULD ADVERSELY AFFECT OUR PROGRAMMING AND REDUCE THE LEVEL OF TRAFFIC ON OUR WEB SITES.

      Our success will depend on the continued development and growth of digital media networks, including the Internet and broadband networks. Our programming will suffer if the necessary infrastructure, standards or protocols or complementary products, services or facilities for the Internet are not developed in a timely manner. While digital media technologies have been evolving rapidly in recent years, future growth may not continue at comparable rates. As the Internet continues to experience increased numbers of users and increased frequency of use, the Internet infrastructure may be unable to support the demands of a global audience or the requirements of consumers for faster access. The Internet has experienced a variety of outages, hacker attacks and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. This might include outages and delays resulting from the year 2000 problem. These outages and delays could adversely affect the level of Internet usage as well as the level of traffic on our web sites. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to regulation by governments, businesses or other organizations.

      Our programming is designed to operate on today's Internet platform as well as other interactive systems that transmit digitized data, such as cable and satellite systems, in the future. These future systems are commonly referred to as "broadband" systems and are expected to enable transmission of large amounts of digitized material, such as video clips, within a relatively short time frame. Delays in the development of broadband systems could harm our ability to distribute our programming through subscription services and pay-per-view events, which could adversely affect our ability to generate revenues from these types of programming.

THE ONLINE DIGITAL SPORTS ENTERTAINMENT INDUSTRY IS INTENSELY COMPETITIVE, AND WE MAY BE UNABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS.

      The market for Internet services and products is relatively new, intensely competitive and rapidly changing. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for consumers' attention and spending has proliferated. We expect that competition will continue to intensify. We may be unable to compete successfully against current and future competitors.

      Many of our current and potential competitors have significantly longer operating histories, greater financial, technical and marketing resources, greater name recognition and larger user or membership bases than us and, therefore may have a significantly greater ability to attract advertisers and users. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in Internet user requirements and to devote greater resources to the development, promotion and sale of their services. Our current or potential competitors may develop products and services comparable or superior to those developed by us. Increased competition could result in price reductions, reduced margins or loss of market share, any of which would harm our business. In addition, as we expand internationally, we may face new competition.

      We compete, directly and indirectly, for sponsors, rights and the attention of sports viewers with the following categories of companies:

      - web sites targeted to sports enthusiasts generally, such as www.cbs.sportsline.com, www.cnnsi.com and www.espn.com, many of which have been established by traditional media companies, and web sites targeted to enthusiasts of particular sports, such as www.majorleaguebaseball.com, www.nascar.com, www.nba.com, www.nfl.com and www.nhl.com;

      - publishers and distributors of traditional media targeted to sports enthusiasts, such as the ESPN networks, the FoxSports network and Sports Illustrated;

      - online services such as America Online and the Microsoft Network, which provide access to sports-related content and services;

                                      10.

      - vendors of sports information, merchandise, products and services distributed through other means, including retail stores, mail, facsimile and private bulletin board services; and

      - web search and retrieval services, such as Excite, Infoseek, Lycos and Yahoo! and other high-traffic web sites, such as those operated by Cnet and Netscape.

      We expect that the number of our direct and indirect competitors will increase in the future. We anticipate that, as the Internet and other interactive distribution systems converge with traditional television broadcasting and cable, significant competition may come from the cable arena, including such sports-oriented cable networks as the ESPN networks.

OUR COMMON STOCK PRICE IS LIKELY TO BE VOLATILE, WHICH COULD HURT INVESTORS AND EXPOSE US TO LITIGATION.

      The stock markets in general, and the Nasdaq National Market and the market for Internet-related and technology companies in particular, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors could harm the market price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as a recession or interest or currency rate fluctuations, also could harm the market price of our common stock.

      The trading prices of many technology company stocks, particularly Internet company stocks, have recently fluctuated significantly. Our stock price could be subject to wide fluctuations in response to a variety of factors, including factors that may be beyond our control. These include:

      -     actual or anticipated variations in our quarterly operating results;

      - announcements of technological innovations or new sports entertainment programming by us or our competitors;

      -     changes in financial estimates by securities analysts;

      - conditions or trends in the Internet and online entertainment industries;

      -     changes in the market valuations of other Internet companies;

      - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

      -     additions or departures of key personnel; and

      - sales of substantial amounts of our common stock or other securities in the open market.

      Volatility in the market price of our common stock could result in securities class action litigation. This type of litigation could result in substantial costs and a diversion of management's attention and resources.

SALES OF OUR SHARES COULD NEGATIVELY AFFECT THE MARKET PRICE OF OUR STOCK, IMPAIR OUR ABILITY TO RAISE CAPITAL THROUGH THE SALE OF ADDITIONAL EQUITY SECURITIES AND RESULT IN FURTHER DILUTION.

      Sales of a substantial number of shares in the public market could negatively affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Stockholders beneficially owing in the aggregate approximately 26.7 million shares of our common stock have entered into voting agreements and proxies in connection with our merger agreement with Total Sports to vote in favor of our pending merger with Total Sports at our special stockholders meeting to approve that merger transaction. Under the terms of those voting agreements with Total Sports, those Quokka stockholders have agreed not to sell or otherwise transfer their shares of Quokka stock unless that merger agreement is terminated or unless Total Sports agrees to release those stockholders from the obligations of the Total Sports voting agreements and proxies. Any shares subject to these voting agreements may be released at any time by Total Sports with or without


                                      11.

notice. Upon the closing of our pending merger with Total Sports, or the earlier termination of the voting agreements, the stock held by those stockholders will be released from those contractual obligations restricting transfer and sale.

      In addition, we recently completed two transactions in which we issued instruments which are convertible into or exercisable for Quokka common stock. In August 2000, we issued to National Broadcasting Company, Inc. a warrant to purchase up to 10.0 million shares of our common stock at varying prices from $8.89 to $20.00 per share. The warrant expires at the end of December 2004 and the first portion of the warrant is exercisable in June 2001. If NBC elects to exercise this warrant, your ownership in Quokka will be diluted. If NBC subsequently sells its shares, the market price for our stock could be adversely affected. On September 15, 2000, we closed a private placement of 7.0% convertible promissory notes in an aggregate face amount of $77.4 million and warrants to purchase an aggregate of 2,805,750 shares of Quokka common stock. If the noteholders convert their notes or exercise their warrants, your ownership in Quokka will be diluted. If these holders subsequently sell their shares, the market price for our stock could be adversely affected. For a further discussion see "-- Risks Relating to the Private Placement - You will experience dilution upon the conversion of notes and exercise of warrants issued in the private placement and may experience additional dilution if the conversion price of the notes is adjusted downward or if we elect to pay interest on the notes with payments-in-kind rather than cash."

WE MAY NEED TO RAISE ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS AND COULD RESULT IN ADDITIONAL DILUTION.

      We believe that our current capital reserves will be sufficient to fund our operating requirements for at least the next 12 months. Thereafter, we may need to raise additional capital. Additional financing may not be available on favorable terms or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our expansion, take advantage of unanticipated opportunities or respond to competitive pressures. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be diluted and the securities issued may have rights, preferences and privileges senior to those of our common stock.

ACCEPTANCE OF PROPERTY AND SERVICES AS PAYMENT MAY PROVIDE LESS WORKING CAPITAL FLEXIBILITY THAN A CASH PAYMENT WOULD PROVIDE.

      We have received property or services, including computer equipment, Internet access, digital cameras and telecommunications equipment and services as payment for some of our sponsorships. While these property and services allow us to develop and distribute our programming content, they do not provide us with the same working capital flexibility that a cash payment would provide. We expect to reduce the amount of property and services accepted as payment in future periods, but may not be successful in doing so.

WE HAVE LIMITED EXPERIENCE GENERATING CONSUMER REVENUES FROM THE SALE OF PRODUCTS AND SERVICES, AND WE MAY NOT BE ABLE TO DO SO IF WE ARE UNABLE TO DEVELOP AND IMPLEMENT A SUCCESSFUL STRATEGY, DEVELOP A SUCCESSFUL LINE OF PRODUCT MERCHANDISE, OVERCOME INTERNET SECURITY CONCERNS OR RESPOND TO COMPETITIVE PRICING.

      A key component of our business model includes selling products associated with our sports entertainment programming. We have only recently begun generating revenues from the sale of products and services. If we are unable to develop and implement a successful strategy, develop a successful line of product merchandise that appeals to a broad audience, overcome Internet security concerns or respond to competitive pricing, we may be unable to generate consumer revenues.

      The need to securely transmit confidential information over the Internet has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet and our web sites to conduct transactions that involve transmitting confidential information. We may need to expend significant resources to protect against security breaches or to address problems caused by such breaches. Even if we are able to overcome Internet security concerns, individuals may not buy our products, resulting in revenues from consumer that fall short of the cost of our strategy. Many Internet companies engaged in electronic commerce are losing money. Additionally, many of our current and potential competitors may have significantly greater resources and more favorable cost structures than we do and may be able to price comparable products at levels we are unable to match without incurring unacceptable operating losses.


                                      12.

      We recently decided to enter into a relationship with a service provider for the back-end infrastructure, inventory and customer care processes for a portion of our electronic commerce business. We have no experience managing this type of relationship and may be unable to realize the anticipated cost savings and increased consumer revenues. After becoming familiar with our service provider, individuals may decide to purchase products directly from them and we may lose consumer revenues. We may experience lower viewing time on our web sites if viewers are diverted from our web sites to our service provider's web site.

WE MAY BE SUBJECT TO NEGATIVE PUBLICITY AND LIABILITY FOR ATHLETES OR OUR EMPLOYEES ASSOCIATED WITH OUR EVENTS, WHICH WOULD DISRUPT OUR PROGRAMMING AND REDUCE SPONSORSHIPS AND PARTICIPATION IN FUTURE EVENTS.


      Many of our events, including sailing, motor sports and mountain climbing, involve significant risks to athletes and our employees that participate in or document the events. Additionally, many of our events take place in regions of the world where there may be increased danger of external threats such as terrorism. We will experience adverse publicity, and may be subject to liability claims by athletes, employees or their relatives, for injuries or deaths that occur as a result of our events. Any incidents like this during our events could disrupt our programming and reduce sponsorships and athlete and employee participation in future events. Liability claims, regardless of merit, could require us to expend significant resources. Additionally, while we obtain insurance coverage with respect to each event based on the risks and exposure we face in that event, our insurance coverage may be inadequate to protect us against any claims.

WE MAY BE UNABLE TO ADEQUATELY PROTECT OR ENFORCE OUR INTELLECTUAL PROPERTY RIGHTS, AND OUR EFFORTS TO DO SO COULD BE TIME-CONSUMING AND EXPENSIVE AND COULD DIVERT MANAGEMENT ATTENTION FROM EXECUTING OUR BUSINESS STRATEGY.

      We regard the protection of our copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of copyright, trademark, service mark, patent and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. While we actively protect and enforce our intellectual property rights, we may be unable to prevent others from misappropriating our technology and may be subject to claims of infringement by others. The enforcement of our intellectual property rights could be time-consuming, result in costly litigation and the diversion of technical and management personnel. We have entered into confidentiality and invention assignment agreements with our employees and contractors and nondisclosure agreements with parties with which we conduct significant business to limit access to and disclosure of our proprietary information. These contractual arrangements and the other measures taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. In addition, we may need to engage in litigation to enforce our intellectual property rights in the future or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of management and other resources.

      We pursue the registration of our trademarks and service marks in the United States and internationally. We have also filed four patent applications in the United States Patent and Trademark Office. Effective trademark, service mark, copyright, patent and trade secret protection may not be available in every country in which our programming is accessible online. We have licensed in the past, and expect to license in the future, some of our proprietary rights, including trademarks or copyrighted material, to third parties. These licensees may take actions that might adversely affect the value of our proprietary rights or reputation. We also rely on off-the-shelf technologies that we license from third parties. "Off-the-shelf" technology refers to generally commercially available software that is not customized for a particular user. These third-party licenses may not continue to be available to us on commercially reasonable terms or at all. The inability to use licensed technology important to our business could require us to obtain substitute technology of lower quality or performance standards or at greater cost. In the future, we may seek to license additional technology or content to enhance our current programming or to introduce new content. We cannot be certain that any such licenses will be available on commercially reasonable terms or at all. The loss of or inability to obtain or maintain any of these technology licenses could result in delays in providing our programming until equivalent technology, if available, is identified, licensed and integrated.

      Because we license some data and content from third parties, we must rely upon these third parties for information as to the origin and ownership of the licensed content and our exposure to copyright infringement actions may increase. We generally obtain representations as to the origins and ownership of licensed content and obtain indemnification to cover any breach of any representations. However, we cannot be certain that these


                                      13.

representations are accurate or that any indemnification amounts will be sufficient to provide adequate compensation for any breach of representations.

      We cannot guarantee that infringement or other claims will not be asserted or prosecuted against us in the future whether resulting from our internally developed intellectual property or licenses or content from third parties. Any future assertions or prosecutions could be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to introduce new content or trademarks, develop non-infringing technology or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. Our ability to execute on our business strategy will suffer if a successful claim of infringement is brought against us and we are unable to introduce new content or trademarks, develop non-infringing technology or license the infringed or similar technology on a timely basis.

REVENUES FROM SUBSCRIPTION SERVICES MAY FAIL TO DEVELOP, WHICH WOULD HARM OUR RESULTS OF OPERATIONS.

      While we intend to generate revenues through subscription services that provide access to premium content and pay-per-view events, we have no experience in doing so and our failure to generate revenues from these sources would harm our results of operations. While subscription services are a viable business alternative to cover sporting events on television, subscription services for our programming may not develop for a variety of reasons. These include:

      - our failure to develop and implement a successful strategy for subscription services;

      - delays in the development of broadband systems that enable increased bandwidth for content and provide faster access for consumers;

      - consumers' unwillingness to pay for the programming offered through subscription services;

      - prohibitive costs of producing higher quality programming for subscription services; and

      - security concerns in transmitting payment information for the subscription services.

CHANGES IN REGULATION OF THE INTERNET COULD LIMIT OUR BUSINESS PROSPECTS. OUR INTERNET ACTIVITIES MAY BECOME SUBJECT TO ADDITIONAL TAXES, WHICH COULD NEGATIVELY AFFECT OUR RESULTS OF OPERATIONS.

      We are subject to the same federal, state and local laws as other businesses on the Internet. Today there are relatively few laws directed towards online services. However, due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services. Changes in regulation of the Internet could affect our results of operations. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the recently passed Digital Millennium Copyright Act, have not yet been interpreted by the courts and their applicability and reach are therefore uncertain.

      Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also initiated action against at least one online service regarding the manner in which personal information is collected from users and provided to third parties. While we do not sell information about users on our sites, we have historically collected demographic data about our users to assist us in marketing our sponsorship arrangements. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could directly affect the way we do business or could create uncertainty in the marketplace.

      In addition to government regulation of the Internet, businesses and other organizations may restrict access to the Internet at work. Many users access the Internet through computer terminals at work, either because they do not have access at home or because the networks at work provide faster and more reliable access. Access at work


                                      14.

may increase if employers upgrade their technology more quickly than individual consumers in response to the development of broadband solutions. In response to Internet use by employees or consultants at work, employers may impose regulations limiting or eliminating Internet or broadband access on their equipment. To the extent that many of our users access our web sites at work, our audience could diminish if businesses and other organizations restrict Internet access at work.

                 RISKS RELATING TO THE MERGER WITH TOTAL SPORTS

IF WE ARE NOT SUCCESSFUL IN INTEGRATING TOTAL SPORTS WITH OUR ORGANIZATION, THE COMBINED COMPANY MAY BE UNABLE TO OPERATE EFFICIENTLY AFTER THE MERGER.

      The combined company's ability to operate efficiently after the merger will depend in part on the integration of Quokka's and Total Sports's operations and personnel in a timely and efficient manner. In order for the combined company to provide enhanced and more valuable content and services to its customers after the merger, the combined company will need to integrate its operations, technology and content. This integration may be difficult and unpredictable because our web sites and Total Sports' web sites have been developed independently and were designed without regard to integration. Successful integration of the two companies' operations, technology and content also requires coordination of different development and engineering teams, as well as sales and marketing efforts and personnel. This, too, may be difficult and unpredictable because of possible cultural conflicts between Quokka and Total Sports as well as difficulties related to the geographical separation of the two companies' primary operations. If the two companies cannot successfully integrate their operations, technology and personnel, the combined company may not be able to operate efficiently or realize the expected benefits of the merger.

EFFORTS TO INTEGRATE QUOKKA AND TOTAL SPORTS MAY DIVERT MANAGEMENT'S ATTENTION AWAY FROM DAY-TO-DAY OPERATIONS.

      The integration of Quokka's and Total Sports's operations and personnel may place a significant burden on the combined company's management and other internal resources. The diversion of management attention and any difficulties encountered in the transition and integration process could prevent the combined company from operating efficiently.

WE EXPECT TO INCUR SIGNIFICANT COSTS TO INTEGRATE THE COMPANIES INTO A SINGLE BUSINESS.

      We expect to incur costs from integrating Total Sports' operations, technology and personnel. These costs may be significant and may include expenses and other liabilities for:

      -     employee redeployment, relocation or severance;

      -     conversion of information systems;

      -     increased travel and communications systems;

      -     combining teams and processes in various functional areas; and

      -     reorganization or closures of facilities.

      The integration costs incurred by us may negatively impact the financial condition of the combined company and the market price of our common stock.

FAILURE TO RETAIN KEY EMPLOYEES COULD DIMINISH THE ANTICIPATED BENEFITS OF THE MERGER.

      The successful combination of Quokka and Total Sports will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, unique technical skills or management expertise. The combined company may be unable to retain Quokka and Total Sports management, technical, production, sales and marketing personnel that are critical to the successful integration of Quokka and Total Sports, resulting in disruption of operations, loss of key information, expertise or know-how and unanticipated additional recruitment and training costs and otherwise diminishing anticipated benefits of the merger.


                                      15.

CERTAIN REGULATORY AGENCIES MUST APPROVE THE MERGER AND COULD IMPOSE CONDITIONS ON, DELAY OR REFUSE TO APPROVE THE MERGER.

      To complete the merger, Quokka and Total Sports must obtain approvals or consents from certain federal regulatory commissions and other government agencies. These agencies may seek to impose conditions on Quokka or Total Sports before giving their approval or consent, and those conditions could harm the combined company's business. In addition, a delay in obtaining the requisite regulatory approvals will delay the completion of the merger. The companies may be unable to obtain the required regulatory approvals, or obtain them within the time frame contemplated in the merger agreement.


                     RISKS RELATED TO THE PRIVATE PLACEMENT

THE NOTES AND RELATED PAYMENT OBLIGATIONS COULD RESTRICT OUR FINANCIAL FLEXIBILITY AND FUTURE PROSPECTS.

      We have incurred significant leverage as a result of the issuance on September 15, 2000 of our 7.00% convertible subordinated notes due September 2005 in the aggregate principal amount of approximately $77.4 million. If the notes have not been converted into our common stock prior to their maturity and if other financing has not been obtained to refinance the notes prior to that time, a substantial portion of our cash flows would be required to repay the outstanding principal of the notes at that time. In addition, some holders of the notes may require that quarterly interest payments on the notes be made in cash, and any such cash payments would reduce the funds available for other corporate purposes. Furthermore, our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future because of the outstanding notes. Finally, our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, place us at a disadvantage relative to our competitors, reduce our ability to withstand competitive pressures and make us more vulnerable to a downturn in general economic conditions or our business.

OUR COMMON STOCK IS SUBORDINATE TO THE NOTES UPON ANY LIQUIDATION OR BANKRUPTCY AND WILL ONLY BE PAID IF FUNDS OR ASSETS REMAIN AFTER FULL PAYMENT TO THE NOTEHOLDERS.

      In the event of a liquidation or bankruptcy or other similar event, the notes will rank senior to the common stock upon any distribution. Accordingly, upon such a distribution event, the holders of our outstanding common stock will receive a smaller amount of the distribution than their ownership percentage in the company may suggest and will only receive a payment if funds or assets remain after full payment to the noteholders.

IF WE FAIL TO OBTAIN STOCKHOLDER APPROVAL BY NOVEMBER 15, 2000, WE MAY BE REQUIRED TO REDEEM THE NOTES AT A PREMIUM REDEMPTION PRICE.

      To satisfy Nasdaq rules and regulations, we have agreed to obtain the approval of our stockholders for the issuance of the common stock underlying the notes and warrants that may exceed 19.99% of our outstanding common stock on September 15, 2000 and that could result in a change of control of Quokka. If we do not obtain the stockholder approval by November 15, 2000, then the noteholders will be restricted by Nasdaq rules and regulations from converting their notes in full and exercising their warrants in full, and may request that we redeem their notes at the premium redemption price identified below in the risk factor entitled "If an event occurs that interferes with a noteholder's liquidity, we may be required to pay a monthly delay payment and redeem the notes at a premium." If we were required to redeem the notes because of our failure to obtain the stockholder approval, we anticipate that the premium redemption price would be at least $89 million plus the accrued interest on the notes and could be greater if our common stock is trading significantly above the then applicable conversion price.

WE ARE SUBJECT TO COVENANTS WHILE ANY NOTES REMAIN OUTSTANDING THAT COULD LIMIT OUR OPERATIONAL FLEXIBILITY AND IF WE FAIL TO COMPLY WITH THESE COVENANTS WE WILL BE IN DEFAULT ON THE NOTES.

      As is customary in debt transactions, the investment by the noteholders was contingent on our agreement to comply with various covenants while any notes remain outstanding. These covenants include both affirmative covenants and negative covenants.

      The affirmative covenants require us, among other things, to do the following:

      -     pay principal of and interest on the notes;

                                      16.

      -     make SEC and other regulatory filings;

      -     pay taxes;

      -     maintain minimum levels of insurance;

      -     comply with applicable laws;

      - deliver to the noteholders annual compliance certificates and notice of any events of default;

      -     achieve minimum revenue and operating income thresholds; and

      -     control maximum operating losses.

      The negative covenants restrict us and any subsidiaries from, among other things, taking the following actions without the consent of the noteholders:

      - incurring or assuming additional indebtedness in excess of $25.0 million;

      - declaring dividends, purchasing or redeeming capital stock or otherwise incurring any liability to make any other payment or distribution of cash or other property;

      - selling assets or properties outside the ordinary course of business in excess of $3.0 million in any calendar year;

      -     liquidating the company;

      - entering into transactions with affiliates outside the ordinary course of business;

      - transferring any voting stock of any subsidiary outside the company and its affiliates;

      - creating or incurring any liens on its properties or assets other than certain permitted liens;

      - acquiring or investing in any assets or business of any person for cash in excess of 20% of the sum of available cash and cash equivalents;

      - acquiring or investing in any assets or business of any person other than asset acquisitions in the ordinary course of business, intercompany acquisitions or Board-approved acquisitions where the sole consideration is our capital stock; and

      - engaging in any business other than which is the same or reasonably related or complementary to existing businesses of the company and our subsidiaries.

      Complying with these covenants could restrict our operating flexibility. If we fail to comply with these covenants within the prescribed time periods, an event of default will result, triggering remedies in favor of the noteholders. Among these remedies is the acceleration of the maturity of the notes at a premium of 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes.

IF AN EVENT OCCURS THAT INTERFERES WITH A NOTEHOLDER'S LIQUIDITY, WE MAY BE REQUIRED TO PAY A MONTHLY DELAY PAYMENT AND REDEEM THE NOTES AT A PREMIUM.

      We have agreed to use our best efforts to provide for the liquidity of the common stock underlying the notes and warrants acquired by the noteholders, including registering the shares of common stock underlying the notes and warrants, listing those shares with the Nasdaq National Market, avoiding the suspension of trading in our common stock in excess of 45 days in any 12 months and maintaining enough authorized shares of common stock to


                                      17.

enable the conversion of the notes and the exercise of the warrants. If any of these interfering events occurs and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption. If a monthly delay payment or a redemption were to occur, the cash outlays for such purposes would not be available for other general corporate purposes.

IF AN EVENT OF DEFAULT OCCURS UNDER THE NOTES, THE NOTEHOLDERS WILL BE ABLE TO REQUEST IMMEDIATE PAYMENT OF A PREMIUM REDEMPTION PRICE ON THE NOTES, WHICH CASH PAYMENTS, IF AVAILABLE, WOULD NOT BE AVAILABLE FOR OTHER GENERAL CORPORATE PURPOSES.

      If an event of default identified under the notes occurs, then the noteholders may declare the notes and any accrued but unpaid interest and payments on the notes to be immediately due and payable and demand immediate payment of a premium price equal to 115% of the sum of the face value of the notes, accrued but unpaid interest and unpaid delay or default amounts on the notes. These events of default include: (1) failure to pay the principal on any note when due; (2) an assignment for the benefit of creditors or other bankruptcy or insolvency event; (3) the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days; (4) defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; and (5) the breach of covenants or representations or warranties made to the noteholders. The premium redemption price payable upon other events of default - including (a) our failure to redeem all unconverted notes if we elect to exercise our optional redemption rights (b) or the occurrence of an interfering event that restricts the liquidity of the common stock underlying the notes and warrants - may also include the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption. If an event of default occurs for which a noteholder demands immediate payment at a premium redemption price, the cash outlays for such purposes would not be available for other general corporate purposes and if we are unable to pay the premium redemption price on the notes our viability as an independent corporate entity would be jeopardized.

YOU WILL EXPERIENCE DILUTION UPON THE CONVERSION OF NOTES AND EXERCISE OF WARRANTS ISSUED IN THE PRIVATE PLACEMENT AND MAY EXPERIENCE ADDITIONAL DILUTION IF THE CONVERSION PRICE OF THE NOTES IS ADJUSTED DOWNWARD OR IF WE ELECT TO PAY INTEREST ON THE NOTES WITH PAYMENTS-IN-KIND RATHER THAN CASH.

      The notes we issued on September 15, 2000 in the principal amount of $77.4 million have a conversion price of $5.415. Accordingly, if all the notes are converted at that conversion price, there will be dilution of approximately 14.3 million shares of common stock. In addition, we issued warrants to acquire approximately 2.8 million shares of our common stock and these warrants are exercisable at any time. Accordingly, the private placement is expected to result in dilution of approximately 17.1 million shares of common stock, or approximately 36.6% of the 46.4 million shares of common stock outstanding on September 15, 2000. In addition, for a period of at least 75 trading days beginning February 15, 2001, the conversion price of the notes may be reset downward depending on the trading price of our common stock. If the conversion price is reset downward, there will be dilution upon conversion of the notes in excess of the 14.3 million shares identified above. There is no limit on how low the conversion price may be reset. Additionally, you may experience dilution if we elect to pay interest on the notes with payments-in-kind rather than cash. Payments-in-kind allow us to avoid an immediate cash outlay on each interest payment date but have the effect of increasing the face amount of the notes. Assuming (1) we pay all interest payments on the notes for the full five year term of the notes with payments-in-kind rather than cash, (2) the conversion price remains at $5.415 throughout the five years and (3) no notes are converted during the five year term of the notes, then the payments-in-kind would increase the face amount of the notes by approximately $32.1 million, which would be convertible into approximately 5.9 million additional shares of our common stock. Depending on the applicable conversion price and the payments-in-kind we elect to make, as well as the number of shares of our common stock outstanding at that time, the number of shares issuable upon conversion of the notes and exercise of the warrants could result in a change of control of Quokka.


                                      18.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE SUBJECT TO SIGNIFICANT DOWNWARD PRESSURE IF THE PRICE OF OUR COMMON STOCK FALLS, THE CONVERSION PRICE OF THE NOTES IS RESET DOWNWARD, NOTEHOLDERS CONVERT AND SELL MATERIAL AMOUNTS OF OUR COMMON STOCK AND/OR NOTEHOLDERS PARTICIPATE IN SHORT SALES OF OUR COMMON STOCK.

      The common stock issuable upon conversion of the notes is presently indeterminable and could fluctuate significantly, resulting in substantial dilution. See the risk factor entitled "You will experience dilution upon the conversion of notes and exercise of warrants issued in the private placement and may experience additional dilution if the conversion price of the notes is adjusted downward or if we elect to pay interest on the notes with payments-in-kind rather than cash". In addition, significant downward pressure on the market price of our common stock could develop as noteholders convert and sell material amounts of common stock. Any such sales could encourage short sales by noteholders or others, placing further downward pressure on the market price of our common stock. The downward pressure could lead to a further reduction of the conversion price of the notes, resulting in additional dilution as notes are converted. The sale of these additional shares in the market could place further downward pressure on the market price with the effect of a still lower conversion price. This spiral effect could result in additional dilution and downward pressure on our market price.

WE HAVE LIMITED RIGHTS TO REDEEM THE NOTES PRIOR TO MATURITY AND MAY THEREFORE BE SUBJECT TO THE DEBT AND RELATED COVENANTS LONGER THAN WE WOULD PREFER.

      Our ability to pay off the debt by redeeming the notes prior to maturity is limited. We will only be able to redeem the notes after March 15, 2002 and only if the following apply:

      - our common stock has traded, for at least 30 consecutive trading days, at a closing price of $10.830 (as adjusted for any stock splits and related adjustments);

      - the noteholders have been able to sell their shares under an effective registration statement on each of those 30 trading days;

      - the noteholders have been able to convert all their notes under the rules of the applicable securities exchange on which our common stock is traded; and

      - we have the financial resources and ability to repurchase all the notes.

      If we are unable to redeem the notes when we would like, we will be required to continue to comply with the affirmative and negative covenants we made to the noteholders and could therefore be restricted from making the financial and operational decisions we might prefer.

IF OUR OPERATING CASH FLOWS DO NOT GROW AS EXPECTED, WE MAY NOT HAVE SUFFICIENT CASH TO REDEEM THE NOTES AT MATURITY ON SEPTEMBER 15, 2005.

      While we have sufficient cash available to meet our payment obligations under the notes prior to their maturity, if our operating cash flows do not grow as expected today and if the noteholders have not elected to convert their notes prior to their maturity, we may not have sufficient cash available to redeem the notes at maturity, in which case we would need to refinance the notes by incurring replacement indebtedness or raising funds through the issuance of equity. There can be no assurance that we would be able to obtain such replacement indebtedness or raise funds through the issuance of equity.


                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the common stock by the selling stockholders.

                                      19.

                              SELLING STOCKHOLDERS

      The common stock covered by this prospectus consists of shares issued or issuable upon conversion of our 7.0% convertible promissory notes due September 15, 2005, at an initial conversion price of $5.415, and the exercise of warrants to purchase 2,805,750 shares of our common stock. The selling stockholders acquired all of the notes and warrants in exchange for a cash investment of $77.4 million given to us on September 15, 2000.

      The following table sets forth certain information regarding the selling stockholders and is based solely upon information supplied by the noteholders, our officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. The table includes:

      -     the name of each selling stockholder;

      - the beneficial ownership prior to the offering by the selling stockholders, both before and after we obtain stockholder approval as required by the rules and regulations of the Nasdaq Stock Market;

      - the maximum number of shares of common stock that may be offered by each selling stockholder under this prospectus; and

      -     beneficial ownership of each selling stockholder after the offering.


                                                                                    THE
                                                 BEFORE OFFERING                  OFFERING    AFTER OFFERING
------------------------------------------------------------------------------------------------------------------
                                     BEFORE STOCKHOLDER    AFTER STOCKHOLDER
                                          APPROVAL              APPROVAL
------------------------------------------------------------------------------------------------------------------
                                                                                  MAXIMUM
                                      BENEFICIAL           BENEFICIAL              NUMBER    BENEFICIAL
                                      OWNERSHIP             OWNERSHIP             OF SHARES   OWNERSHIP
NOTEHOLDER                               (1)        %(1)       (2)       %(2)        (3)          (4)         %(4)
------------------------------------------------------------------------------------------------------------------
Deutsche Bank AG ..................   1,796,904     3.45%   3,313,833    4.83%    6,627,666           0       *
GE Capital Equity
  Investments, Inc.(5).............   1,502,941     2.90    2,767,049    4.06     4,418,444       5,521       *
Societe Generale...................     898,452     1.75    1,656,917    2.47     3,313,833           0       *
Cranshire Capital, L.P.............     838,555     1.64    1,546,455    2.31     3,092,911           0       *
Canadian Imperial Holdings Inc. ...     598,968     1.18    1,104,611    1.66     2,209,222           0       *
DIRECTV Enterprises, Inc. .........     598,968     1.18    1,104,611    1.66     2,209,222           0       *
Advantage Fund II Ltd. ............     598,968     1.18    1,104,611    1.66     2,209,222           0       *
Velocity Investment Partners Ltd. .     598,968     1.18    1,104,611    1.66     2,209,222           0       *
Lionhart Investments Ltd. .........     359,381     *         662,767    1.00     1,325,533           0       *
National Broadcasting
  Company, Inc.(5).................   1,502,941     2.90    2,767,049    4.06     1,104,611       5,521       *
RS Orphan Fund, L.P.(6)............     479,174     *         883,689    1.34     1,226,118           0       *
J.O. Hambro Capital Management.....     179,690     *         331,383    *          662,767           0       *
RS Orphan Offshore Fund, L.P.(6)...     479,174     *         883,689    1.34       541,259           0       *
Middlefield Ventures, Inc.(7) .....   4,267,637     7.82    4,368,765    6.27       441,844   4,147,843       6.35
Accel VI L.P.(8)...................   3,624,823     6.72    3,725,951    5.40       359,661   3,488,789       5.34
Accel Internet Fund II L.P.(8).....   3,624,823     6.72    3,725,951    5.40        45,952   3,488,789       5.34
Accel Keiretsu VI L.P.(8)..........   3,624,823     6.72    3,725,951    5.40         5,744   3,488,789       5.34
Accel Investors '98 L.P.(8)........   3,624,823     6.72    3,725,951    5.40        30,487   3,488,789       5.34
Media Technology Ventures, L.P.(9).   5,015,726     9.07    5,116,854    7.27       329,835   4,895,932       7.50
Media Technology Ventures
  Entrepreneurs Fund, L.P.(9)......   5,015,726     9.07    5,116,854    7.27        42,588   4,895,932       7.50
Media Technology Equity
  Partners, L.P.(9)...............    5,015,726     9.07    5,116,854    7.27        62,837   4,895,932       7.50
Media Technology Entrepreneurs
  Fund II, L.P.(9)................    5,015,726     9.07    5,116,854    7.27         4,374   4,895,932       7.50
Thomson Management Growth
  Fund, L.P.(9)...................    5,015,726     9.07    5,116,854    7.27         2,209   4,895,932       7.50
Taib Bank E.C......................      59,897     *         110,461    *          220,922           0       *
Sandford R. Robertson..............      59,897     *         110,461    *          220,922           0       *
Wakefield Group II LLC.............   2,185,938     4.16    2,236,502    3.31       220,922   2,126,041       3.26
Paul H. Stephens and Eleanor M.
  Stephens TTEE U/T/A DTD 7/6/98(6)      59,897     *         110,461    *          220,922           0       *
Rana General Holding Ltd...........      59,897     *         110,461    *          220,922           0       *
AIM Investment Limited.............      59,897     *         110,461    *          220,922           0       *
Glenwood Partners II...............      35,938     *          66,277    *          132,553           0       *
Augustus O. Tai(10)................   2,943,992     5.53    2,964,217    4.34        88,369   2,920,033       4.47
Shennan Family Partnership(10).....   2,943,992     5.53    2,964,217    4.34        88,369   2,920,033       4.47
Lawrence K. Orr(10)................   2,932,012     5.53    2,942,125    4.34        44,184   2,920,033       4.47
M. Kathleen Behrens................      11,979    *           22,092    *           44,184           0       *
                                                                                 ----------
TOTAL                                                                            34,198,758
                                                                                 ==========

*     Less than one percent (1%)
------------
(1) The shares of common stock beneficially owned before the offering and before the stockholder vote equals the sum of (a) any shares beneficially owned unrelated to the notes and warrants and (b) the shares beneficially owned underlying the notes and warrants representing the selling stockholder's pro rata share of 19.99% of the 46,383,304 shares that were outstanding as of September 15, 2000. Percentages are based on 50,308,683 shares of our common stock that were outstanding on October 10, 2000. In calculating the percentage for each selling stockholder, the shares represented by item (b) above are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

                                      20.

(2) The shares of common stock beneficially owned before the offering and after the stockholder vote equals the sum of (a) any shares beneficially owned unrelated to the notes and warrants and (b) the shares beneficially owned by the selling stockholder upon conversion of all notes and exercise of all warrants, assuming a conversion price of $5.415. The actual number of shares of common stock issuable upon conversion of the notes is indeterminate, is subject to adjustment, and could be materially less or more than the amounts set forth in the table above. Percentages are based on 65,308,683 shares of our common stock to be outstanding after the stockholder approval of both the issuance of the common stock underlying the notes and warrants and the merger with Total Sports Inc., including the issuance of 15,000,000 shares of common stock to the holders of the capital stock of Total Sports. In calculating the percentage for each selling stockholder, the shares represented by item (b) above are included in the denominator of the shares outstanding for that selling stockholder but are not included in the denominator for any other person.

(3) Represents each selling stockholder's pro rata share of 200% of the aggregate number of shares issuable upon conversion of the notes (assuming a conversion price of $5.415) and exercise of the warrants, or 34,198,758 shares. This represents a good faith estimate of the number of shares that may be issued upon conversion of the notes and exercise of the warrants and is based upon: (1) the number of shares currently issuable upon conversion of the notes and exercise of the warrants; (2) the increased number of shares issuable upon conversion of the notes if the conversion price is reset; and (3) the increased number of shares issuable upon conversion of the notes if the face amount of the notes is increased as a result of our election to make interest payments with payments-in-kind rather than cash. A payment-in-kind has the effect of increasing the face amount of the notes.

(4) The shares of common stock beneficially owned after the offering equals the shares beneficially owned unrelated to the notes and warrants. Percentages are based on 65,308,683 shares of our common stock to be outstanding after the stockholder approval of both the issuance of the common stock underlying the notes and warrants and the merger with Total Sports Inc., including the issuance of 15,000,000 shares of common stock to the holders of the capital stock of Total Sports.

(5) Includes 5,521 shares owned by Union Fidelity Life Insurance Company (UFLIC), a company affiliated with GE Capital Equity Investments, Inc. (GECEI) and National Broadcasting Company, Inc. (NBC). GECEI and NBC are affiliated entities. GECEI is a subsidiary of General Electric Capital Corporation (GE Capital), GE Capital is a subsidiary of General Electric Capital Services, Inc. (GECS), and GECS is a subsidiary of General Electric Company (GE). NBC is a subsidiary of National Broadcasting Company Holding, Inc. (NBCH), and NBCH is a subsidiary of GE. UFLIC is a subsidiary of General Electric Capital Assurance Company (GECAC), GECAC is a subsidiary of GNA Corp. (GNA), GNA is a subsidiary of GE Financial Assurance Holdings, Inc. (GEFA), and GEFA is a subsidiary of GE Capital. Each of GECEI and NBC disclaim beneficial ownership of the 5,521 shares owned by UFLIC.

(6) RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. (the Orphan Funds) are affiliated entities as they are under the common control of Value Group LLC, the general partner of RS Orphan Fund, L.P. and the investment advisor of RS Orphan Offshore Fund, L.P. The beneficial ownership of the Orphan Funds includes 613,059 shares that may be acquired by RS Orphan Fund, L.P. and 270,630 shares that may be acquired by RS Orphan Offshore Fund, L.P. Paul H. Stephens, the portfolio manager for each of the Orphan Funds, may be deemed to be the beneficial owner of the shares that may be acquired by the Orphan Funds. Mr. Stephens, who is the beneficial owner of the 110,461 shares that may be acquired by the trust Paul H. Stephens and Eleanor M. Stephens TTEE U/T/A DTD 7/6/98, disclaims beneficial ownership of the shares that may be acquired by the Orphan Funds within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.

(7) Middlefield Ventures, Inc. is affiliated with Intel Corporation. Includes 4,184,093 shares owned by Intel Corporation.

(8) Includes an aggregate of 3,488,789 shares beneficially owned by the Accel entities identified in the table unrelated to the notes and warrants, including 2,839,875 shares owned by Accel VI L.P., 362,834 shares owned by Accel Internet Fund II L.P., 45,354 shares owned by Accel Keiretsu VI L.P. and 240,726 shares owned by Accel Investors' 98 L.P. Includes 16,240 shares owned by Accel Investors '99(c) LP, an affiliated entity that did not acquire any notes or warrants.

(9) Barry M. Weinman, a director of Quokka, is a general partner of each of these affiliated funds (the MTV Funds) and, as such, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by these funds. Mr. Weinman disclaims beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934. Includes an aggregate of 4,895,932 shares owned the MTV Funds unrelated to the notes and warrants, including 3,654,794 shares owned by Media Technology Ventures, L.P., 471,907 shares owned by Media Technology Ventures Entrepreneurs Fund, L.P., 696,290 shares owned by Media Technology Equity Partners, L.P., 48,464 shares owned by Media Technology Entrepreneurs Fund II, L.P. and 24,477 shares owned by Thomson Management Growth Fund, L.P.

(10) Includes 2,759,534 shares owned by Trinity Ventures V, LP and 160,499 shares owned by Trinity V, Side-by-Side Fund, LP. James G. Shennan, a director of Quokka, is affiliated with the Shennan Family Partnership. Messrs. Shennan, Tai and Orr are general partners of Trinity Ventures V, LP and Trinity V, Side-by-Side Fund, LP and therefore may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by these entities. Messrs. Shennan, Tai and Orr disclaim beneficial ownership of these shares within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934.
------------

      The number of shares that may be actually sold by each selling stockholder will be determined by such selling stockholder. Because each selling stockholder may sell all, some or none of the shares of common stock


                                      21.

which it holds, and because the offering contemplated by this prospectus is not currently being underwritten, we cannot estimate the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. We also cannot determine the exact number of shares of common stock that we will ultimately issue upon conversion of the notes and exercise of the warrants. The number of shares of common stock issuable upon conversion of the notes will decline if notes are converted, will change if there are stock splits, combinations, other distributions or other similar events, and will increase if the conversion price is reset downward or if we elect to pay interest on the notes with payments-in-kind rather than cash. The number of shares of common stock underlying warrants owned by each noteholder will decline if warrants are exercised and will change if there are stock splits, combinations, other distributions and other similar events.

      In order to comply with the rules and regulations of the Nasdaq Stock Market on which our common stock trades and to enable the full conversion of the notes and the full exercise of the warrants, we will ask our stockholders to approve the issuance of the common stock upon conversion of the notes and exercise of the warrants. Until stockholder approval is obtained, each noteholder is contractually restricted from converting its notes and exercising its warrants into more than its pro rata share of 19.99% of the 46,383,304 shares of our common stock that were outstanding on September 15, 2000. We anticipate obtaining stockholder approval by November 15, 2000.

      Each selling stockholder identified in this prospectus has agreed to notify us of any information that is required to be disclosed in this prospectus so that the information contained in this prospectus is not materially misleading and does not omit to state any material fact required to be stated in this prospectus or necessary to make the statements in this prospectus not misleading in light of the circumstances in which the statements were made.


                              PLAN OF DISTRIBUTION

      The selling stockholders may offer and sell shares from time to time. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. The selling stockholders are required to inform us of any transfers that occur so we can amend or supplement this prospectus in compliance with applicable securities laws.

      The selling stockholders will act independently of Quokka in making decisions with respect to the timing, manner and size of each sale. Sales of the shares being sold by the selling stockholders are for the selling stockholders' own accounts. We will not receive any proceeds from the sale of the shares offered hereby. Sales may be made in one or more transactions over the Nasdaq National Market or otherwise, at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The shares may be sold by one or more of the following:

      - a block trade in which the broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

      - ordinary brokerage transactions and transactions in which the broker solicits purchasers.

      The selling stockholders have advised us that they have not, as of the date of this prospectus, entered into any agreements, understandings or arrangements with any underwriters or broker-dealers for the sale of shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

      In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or financial institutions may engage in short sales of the shares in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell shares short and redeliver the shares to close out these short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or financial institution of the shares, which the broker-dealer or financial institution may resell or otherwise transfer under this prospectus. The selling


                                      22.

stockholders may also loan or pledge the shares to a broker-dealer or other financial institution and the broker-dealer or financial institution may sell the shares so loaned or, upon a default, the broker-dealer may sell the pledged shares under this prospectus.

      The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker-dealers or agents. Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in selling shares. The selling stockholders and any underwriters, broker-dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 and will be required to deliver a copy of this prospectus to any person who purchases any common stock from or through such underwriter, broker-dealer or agent. Any profits on the resale of shares of common stock and any compensation in the form of commissions, discounts or concessions received by any underwriter, broker-dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. Broker-dealers or agents may also receive compensation in the form of discounts, concessions or commissions from the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal, or both. The compensation as to a particular broker-dealer might exceed customary commissions.

      In the event of a "distribution" of shares by a selling stockholder, the selling stockholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Regulation M under the Securities Exchange Act of 1934, which would generally prohibit these persons from bidding for or purchasing any security that is the subject of the distribution until his or her participation in that distribution is completed. In addition, Regulation M generally prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of common stock in connection with this offering.

      Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholders may elect to not sell the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus. To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

      Quokka and the selling stockholders have agreed to indemnify each other and other related parties against specified liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

      We will bear all expenses of the offering of the common stock, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling stockholders.

      This prospectus will be supplemented or amended to satisfy requirements under the Securities Act or other applicable laws.


                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      Our authorized capital stock consists of 250,000,000 shares of common stock, $0.0001 par value per share and 10,000,000 shares of preferred stock, $0.0001 par value per share. As of October 10, 2000, there were 50,308,683 shares of our common stock and no shares of our preferred stock outstanding.

      The transfer agent for our common stock is EquiServe LLP. Its telephone number in the United States is (781) 575-3400.


                                      23.

DESCRIPTION OF COMMON STOCK

        The common stock registered for resale in this prospectus is of the same class as our outstanding common stock that is registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, and which trades on the Nasdaq National Market under the symbol "QKKA."

        The description of our capital stock is available in our filings with the SEC referenced in the section "Incorporation by Reference" and can be obtained as described in the section "Where You Can Find More Information". The description of our capital stock is a summary only and is qualified in its entirety by the complete provisions of the certificate of incorporation, bylaws and investors' rights agreement, which are filed or incorporated by reference in the registration statement of which this prospectus is a part.

        As described below under "Description of Convertible Promissory Notes and Warrants", we have also issued 7.0% convertible promissory notes in a face amount of $77.4 million, subject to adjustment. In the event of a liquidation or bankruptcy or other similar event, the notes will rank senior to the common stock upon any distribution. Accordingly, upon such a distribution event, the holders of our outstanding common stock will receive a smaller amount of the distribution than their ownership percentage in the company may suggest and will only receive a payment if funds or assets remain after full payment to the noteholders. See "Risk Factors - Risks Relating to the Private Placement".

DESCRIPTION OF CONVERTIBLE PROMISSORY NOTES AND WARRANTS

        GENERAL

        On September 15, 2000, we issued notes in an aggregate face amount of $77.4 million and issued warrants to purchase an aggregate of 2,805,750 shares of our common stock. Based on the initial $5.415 conversion price of the notes, the notes can initially be converted into approximately 14,293,629 shares of our common stock. When added to the 2,805,750 shares of common stock underlying the warrants, this results in approximately 17,099,379 shares of our common stock to be issued in exchange for the outstanding notes and warrants. Under this prospectus, we are registering 200% of the number of shares of common stock issuable upon conversion of the notes and exercise of the warrants, or 34,198,758 shares, because we may issue additional shares of common stock upon conversion of the notes if the conversion price of the notes is adjusted or if we elect to make interest payments on the notes with payments-in-kind rather than cash.

        PAYMENT OF PRINCIPAL AND INTEREST ON THE NOTES

        The notes mature on September 15, 2005, at which time we must pay in cash the face amount of the notes, together with all accrued and unpaid interest and payments on the notes.

        Starting December 31, 2000 and ending September 15, 2005, we must pay interest on the notes quarterly. We may elect to pay interest either in cash or by a "payment-in-kind", which means adding an amount equal to the interest payable to the then outstanding face amount of the note. If we elect to pay interest with payments-in-kind, the number of shares of common stock issuable upon conversion of the notes will increase because the face amount of the notes will increase. For example, assuming (1) no notes were converted during their 5-year term, (2) the conversion price remains at $5.415, and (3) all interest payments were payments-in-kind, then the aggregate face amount of the notes would increase by approximately $32.1 million, which would be convertible into approximately 5.9 million shares of common stock; in aggregate, including the payments-in-kind interest payments, the face amount of the notes on September 15, 2005 would be approximately $109.5 million, which would be convertible into an aggregate of approximately 20.2 million shares of common stock. We may incur contingent beneficial conversion charges if the interest on the notes is paid as payment-in-kind interest.

        EVENTS OF DEFAULT AND CONSEQUENCES

        Events of default under the notes include: (1) failure to pay the principal on any note when due; (2) an assignment for the benefit of creditors or other bankruptcy or insolvency event; (3) the rendering of a judgment against us in excess of $1 million (net of any insurance coverage) that is not discharged within 60 days; (4) defaults under any mortgage, indenture, agreement or instrument evidencing indebtedness in excess of $4 million; (5) failure to redeem all unconverted notes if we elect to exercise our optional redemption rights; (6) an interfering event (as


                                      24.

described below under "Registration Rights of Common Stock Underlying Notes and Warrants"); and (7) the breach of covenants or representations or warranties made to the noteholders.

      If an event of default identified in items (1), (3), (4) or (7) above occurs, then the noteholders may declare the notes and any accrued but unpaid interest and payments on the notes to be immediately due and payable and demand immediate payment of a premium redemption price equal to 115% of the sum of the face value of the notes, any accrued but unpaid interest on the notes and any unpaid delay or default amounts on the notes. If the event of default in subsection (2) above occurs all of the notes and any accrued but unpaid interest and payments on the notes will automatically become immediately due and payable at the premium redemption price. If an event of default identified in items (5) or (6) occurs, then the noteholders may declare the notes and any accrued but unpaid interest to be immediately due and payable and demand immediate payment of a premium redemption price calculated as described below under "Registration Rights of Common Stock Underlying Notes and Warrants".

      CONVERSION PRICE ADJUSTMENTS

      The initial conversion price of $5.415 will be adjusted for stock splits, combinations, certain dividends and distributions and other similar events. In addition, the initial conversion price will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our common stock. There will be no anti-dilution adjustment if we issue options or warrants to employees, directors or bona fide consultants pursuant to plans approved by our board of directors or the number of shares equal to 10% of the number of shares we issue as consideration in any acquisition approved by our board of directors and otherwise allowed under the terms of the agreements entered into with the noteholders.

      For a period of at least 75 trading days beginning February 15, 2001, which is referred to as the "reset period," the holders of the notes may convert the notes at a price equal to the seven lowest daily volume weighted average prices in the 25 trading days next preceding the date of conversion, if lower than $5.415. This seven-day average is known as a "reset price." After the reset period ends, the holders may convert the notes at a price equal to an average of the three lowest reset prices during the reset period if lower than $5.415.

      The table on the following page illustrates the number of shares of common stock we would be required to issue upon exercise of the warrants and conversion of all of the notes issued on September 15, 2000 at an assumed conversion price of $5.415 per share, as well as the number of shares of common stock we would be required to issue assuming the conversion price is reset downward to $5.00, $4.00 and $3.00 and no notes are converted prior to the reset adjustment.


                             SHARES OF COMMON                             AGGREGATE SHARES OF
                             STOCK UNDERLYING       SHARES OF COMMON          COMMON STOCK
   CONVERSION PRICE/        $77.4 MILLION FACE      STOCK UNDERLYING      UNDERLYING NOTES AND
      RESET PRICE           AMOUNT OF NOTES(1)          WARRANTS                WARRANTS
   -----------------        ------------------      ----------------      --------------------
         $5.415                 14,293,629              2,805,750              17,099,379
         $5.000                 15,480,000              2,805,750              18,285,750
         $4.000                 19,350,000              2,805,750              22,155,750
         $3.000                 25,800,000              2,805,750              28,605,750

(1) The number of shares of common stock issuable upon conversion of the notes set forth above do not take into account any shares of common stock that may be converted under payments-in-kind issuable as interest on the notes (as described below). The table also assumes that no weighted average anti-dilution adjustments are made to the notes and warrants.

      OPTIONAL REDEMPTION

      We have the right after March 15, 2002, provided certain conditions are satisfied, to redeem all (but not less than all) of the notes for cash equal to 100% of the face amount of the notes plus accrued and unpaid interest on the notes and any payments on the notes. We will only be able to redeem the notes if the following apply:

      - our common stock has traded, for at least 30 consecutive trading days, at a closing price of $10.83 (as adjusted for any stock splits and related adjustments);


                                      25.

      - the noteholders have been able to sell their shares under an effective registration statement on each of those 30 trading days;

      - the noteholders have been able to convert all their notes under the rules of the applicable securities exchange on which our common stock is traded; and

      - we have the financial resources and ability to repurchase all the notes.

      VOTING RIGHTS

      The holders of the notes have no voting rights. Upon conversion of any notes, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.

      RIGHT OF FIRST REFUSAL

      If we propose to issue any additional equity securities, convertible securities or equity credit lines, the noteholders have a right to be notified of these future offerings and have a right of first refusal to acquire their pro rata interest of the future offering. This right of first refusal terminates 180 days after the effectiveness of the registration statement we file to register the common stock underlying the notes and warrants. This right of first refusal does not apply to: (1) transactions (the primary purpose of which is not to raise equity capital) involving issuing our securities as consideration in mergers, in connection with strategic partners or as consideration for the acquisition of a business, product or other assets; (2) the issuance of common stock in an underwritten public offering at not less than 90% of the prevailing market price; (3) the issuance of common stock upon conversion or exercise of outstanding options and warrants; or (4) the issuance of options or common stock to employees, directors or bona fide consultants if approved by a majority of our independent, outside directors.

      WARRANTS

      In connection with the sale of the notes, we issued warrants to purchase up to 2,805,750 shares of our common stock. These warrants expire on September 15, 2005 and have an exercise price of $8.00 per share. If all of these warrants were exercised to purchase 2,805,750 shares of common stock, we would receive proceeds of approximately $22.4 million. The number of shares issuable upon exercise of the warrants will be adjusted for stock splits, combinations other distributions and other similar events. In addition, the exercise price of the warrants will also be adjusted on a weighted average basis in the event we issue additional securities below the then applicable conversion price or the then market price of our stock. There will be no anti-dilution adjustment if (1) we issue options or warrants to employees, directors or bona fide consultants, (2) we issue shares in strategic corporate alliances not undertaken principally for financing purposes, or (3) we issue shares in acquisitions. The holders of the warrants have no voting rights. Upon exercise of any warrants, the shares of common stock issued thereunder will have the same voting rights as holders of our outstanding common stock.

      REGISTRATION RIGHTS OF COMMON STOCK UNDERLYING NOTES AND WARRANTS

      Subject to some limitations, we have agreed to use our best efforts to maintain the liquidity of the common stock underlying the notes and warrants. In particular, we have agreed to the following: (1) registering the shares of common stock underlying the notes and warrants and having the registration statement declared effective by January 15, 2001; (2) listing the common stock underlying the notes and warrants with the Nasdaq National Market and avoiding any delisting of the shares; (3) avoiding the suspension of trading in our common stock in excess of 45 days in any 12 months; and (4) maintaining enough authorized shares of common stock to enable the conversion of the notes and the exercise of the warrants. The failure to accomplish any of these four events would be deemed an "interfering event." If an interfering event occurs (as described above) and is continuing, we may be required to pay to the noteholders a monthly delay payment equal to one percent (1%) of the face amount of the notes, all accrued and unpaid interest on the notes and all unpaid penalties payable on the notes, for each 30 day period (or portion thereof) of the interfering event. In addition, under some circumstances, we may be required to redeem the notes if the interfering event continues at a premium redemption price equal to the greater of (1) 115% of the sum of the face value of the notes, accrued but unpaid interest on the notes and unpaid delay or default amounts on the notes, or (2) the value the noteholder would be entitled to receive upon conversion of the note into common stock at the applicable conversion price followed by the sale of the common stock at the greater market value at either the closing of the redemption or the event triggering the right to redemption.


                                      26.

                       WHERE YOU CAN FIND MORE INFORMATION

      We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's web site at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.


                           INCORPORATION BY REFERENCE

      The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering:

      -     Annual Report on Form 10-K for the year ended December 31, 1999;

      - Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000;

      - Current Report on Form 8-K, filed April 14, 2000, as amended on Form 8-K/A filed on May 11, 2000, and Current Reports on Form 8-K, filed July 26, 2000, August 31, 2000 and September 19, 2000;

      - Proxy Statement on Schedule 14A, filed August 14, 2000, as amended September 1, 2000;

      - Registration Statement on Form S-4, filed August 29, 2000, as amended September 28, 2000 and October 11, 2000; and

      - The description of the common stock contained in our Registration Statement on Form 8-A, as filed on June 9, 1999 with the SEC.
            Exhibit 3.03 filed with this Form 8-A has been superseded by Exhibit
            3.01 filed with our Registration Statement on Form S-4 filed on October 11, 2000. Exhibit 3.04 filed with this Form 8-A has been superseded by Exhibit 3.03 filed with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

      Please note that as of the date of this filing, the most current presentation of our financial statements, including the notes to our consolidated financial statements, and the most current presentation of our "Management's Discussion and Analysis of Financial Condition and Results of Operation of Quokka Sports, Inc." is included in our Registration Statement on Form S-4 filed on October 11, 2000.

      You may request a copy of these filings at no cost, by writing or telephoning us at our principal office at the following address:

                        Quokka Sports, Inc.
                        Attn: Corporate Secretary
                        525 Brannan Street, Ground Floor
                        San Francisco, CA 94107
                        (415) 908-3800

      This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                                      27.

                                  LEGAL MATTERS

      For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.


                                     EXPERTS

      The financial statements incorporated in this Registration Statement on Form S-3 by reference to the audited historical financial statements included on page F-2 of Quokka Sports, Inc.'s Form S-4 dated October 11, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                                      28.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the costs and expenses, all of which will be paid by us, in connection with the distribution of our common stock being registered. All amounts are estimated, except the SEC registration fee:

         SEC registration fee........................................   $25,675
         Accounting fees.............................................    10,000
         Legal fees and expenses.....................................    20,000
         Miscellaneous...............................................     1,000
         Printing and engraving......................................     8,000

               Total.................................................   $64,675
                                                                        ========


      We will pay all fees and expenses associated with filing this registration statement.

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      As permitted by Section 145 of the Delaware General Corporation Law, our Bylaws provide that (i) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) we may, in our discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, we are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding (subject to certain exceptions),
(iv) the rights conferred in our Bylaws are not exclusive, (v) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents and (vi) we may not retroactively amend the Bylaws provisions relating to indemnity.

      We have entered into agreements with our directors and executive officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that such person becomes legally obligated to pay (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was our director or officer or any of our affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

        Exhibit
        Number    Description of Document
        -------   -----------------------
           4.1    Amended and Restated Certificate of Incorporation*
           4.2    Amended and Restated Bylaws**
           4.3    Amended and Restated Investors' Rights Agreement, dated September 15, 2000***
           4.4    Note Purchase Agreement, dated September 15, 2000 ***
           5.1    Opinion of Cooley Godward LLP.
          23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
          23.2    Consent of Cooley Godward LLP (reference is made to Exhibit 5.1).
          24.1    Power of Attorney. Reference is made to the signature page.

----------
* Previously filed as an Exhibit to the Company's registration statement on Form S-4 filed on October 11, 2000.

** Previously filed as an Exhibit to the Company's Report on Form 10-Q filed on May 15, 2000.
*** Incorporated by reference to our Report on Form 8-K filed on September 19, 2000.


ITEM 17. UNDERTAKINGS.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      We further undertake:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

            provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Forms S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of our annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 13th day of October, 2000.

                                        QUOKKA SPORTS, INC.

                                        By: /s/ Les Schmidt
                                            ------------------------------------
                                            LES SCHMIDT
                                            Executive Vice President and
                                            Chief Financial Officer


                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Alan S. Ramadan, Les Schmidt and Richard
H. Williams, or any of them, each with the power of substitution, his attorney-in-fact, to sign any amendments to this Registration Statement (including post-effective amendments), with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


SIGNATURE                                TITLE                                    DATE
---------                                -----                                    ----


/s Alan S. Ramadan                       President and Chief Executive Officer    October 13, 2000
--------------------------------         and Director (Principal Executive
ALAN S. RAMADAN                          Officer)




/s/ Les Schmidt                          Executive Vice President and Chief       October 13, 2000
--------------------------------         Financial Officer (Principal
LES SCHMIDT                              Financial and Accounting Officer)




/s/ Richard H. Williams                  Chairman of the Board of Directors       October 13, 2000
--------------------------------
RICHARD H. WILLIAMS



/s/ John Bertrand A.M.                   Director                                 October 13, 2000
--------------------------------
JOHN BERTRAND A.M.

SIGNATURE                                TITLE                                    DATE
---------                                -----                                    ----




/s/ James G. Shennan, Jr.                    Director                             October 13, 2000
--------------------------------
JAMES G. SHENNAN, JR.



/s/ Barry M. Weinman                         Director                             October 13, 2000
--------------------------------
BARRY M. WEINMAN



/s/ Walter W. Bregman                        Director                             October 13, 2000
--------------------------------
WALTER W. BREGMAN

                                  EXHIBIT INDEX

        Exhibit
        Number    Description of Document
        -------   -----------------------
           4.1    Amended and Restated Certificate of Incorporation*
           4.2    Amended and Restated Bylaws**
           4.3    Amended and Restated Investors' Rights Agreement, dated September 15, 2000***
           4.4    Note Purchase Agreement, dated September 15, 2000 ***
           5.1    Opinion of Cooley Godward LLP.
          23.1    Consent of PricewaterhouseCoopers LLP, Independent Accountants.
          23.2    Consent of Cooley Godward LLP (reference is made to Exhibit 5.1).
          24.1    Power of Attorney. Reference is made to the signature page.

----------
* Previously filed as an Exhibit to the Company's registration statement on Form S-4 filed on October 11, 2000.
** Previously filed as an Exhibit to the Company's Report on Form 10-Q filed on May 15, 2000.
*** Incorporated by reference to our Report on Form 8-K filed on September 19, 2000.